EXHIBIT 21

TransAct Technologies

Subsidiaries of the Company

as of December 31, 2018

Name	Jurisdiction of Incorporation
TransAct Technologies Incorporated	United States - Delaware
TransAct Technologies (Macau) Limited	Macau
TransAct Technologies (United Kingdom) Limited	United Kingdom